Exhibit 99.1

The Toronto-Dominion Bank

ANNUAL INFORMATION FORM

November 29, 2023

Documents Incorporated by Reference

Portions of this Annual Information Form (“AIF”) are disclosed in the annual consolidated financial statements (the “Annual Financial Statements”) and management’s discussion and analysis of the Bank (as defined below) for the year ended October 31, 2023 (the “2023 MD&A”) and are incorporated by reference into this AIF.

	Page Reference in AIF	Page / Incorporated by Reference from Annual Financial Statements	Page / Incorporated by Reference From 2023 MD&A
CORPORATE STRUCTURE
Name, Address and Incorporation	4	–	–
Intercorporate Relationships	4	–	–

GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History	4	–	3-8, 16-32

DESCRIPTION OF THE BUSINESS
Review of Business, including Foreign Operations	5	9-14	3-5, 16-32
Investment in The Charles Schwab Corporation	5	64	4-5, 16, 21-25, 52-53
Competition	–	–	58
Intangible Properties	–	23, 27, 65-66	–
Average Number of Employees	5	–	–
Lending	–	–	35-44, 66-70
Social and Environmental Policies	6	–	94-96
Risk Factors	6	–	53-96

DIVIDENDS
Dividends per Share for the Bank (October 31st year-end)	7	–	–
Dividend Restrictions	8	72	–

CAPITAL STRUCTURE
Common Shares	8	70-73	–
Preferred Shares	9	70-73	–
Limited Recourse Capital Notes	10	70-73	50
Constraints	10	–	–
Ratings	11	–	84-85

MARKET FOR SECURITIES OF THE BANK
Market Listings	14	–	–
Trading Price and Volume	14	–	–
Prior Sales	15	70-72	50

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	16	70-72	50

DIRECTORS AND EXECUTIVE OFFICERS
Directors and Board Committees of the Bank	16	–	–
Audit Committee	20	–	–
Additional Information Regarding the Audit Committee and Shareholders’ Auditor	21	–	–
Executive Officers of the Bank	22	–	–
Shareholdings of Directors and Executive Officers	24	–	–
Additional Disclosure for Directors and Executive Officers	24	–	–
Pre-Approval Policies and Shareholders’ Auditor Service Fees	25	–	–

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings	26	85	–
Regulatory Actions	26	–	–

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	26	–	–

TRANSFER AGENTS AND REGISTRARS
Transfer Agent	26	–	–
Co-transfer Agent and Registrar	27	–	–

INTERESTS OF EXPERTS	27	–	–

ADDITIONAL INFORMATION	27	–	–

APPENDIX “A” – Intercorporate Relationships

APPENDIX “B” – Description of Ratings

APPENDIX “C” – Audit Committee Charter

Unless otherwise specified, this AIF presents information as at October 31, 2023.

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2023 MD&A”) in the Bank’s 2023 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2023 Accomplishments and Focus for 2024” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2024 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance.

Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”. By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements.

Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks.

Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk; inflation, rising rates and recession; regulatory oversight and compliance risk; the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-parties; the impact of new and changes to, or application of, current laws, rules and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk (including climate change); exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; the interconnectivity of Financial Institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; the economic, financial, and other impacts of pandemics; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events.

The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk

Factors and Management” section of the 2023 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Acquisitions”, “Significant and Subsequent Events, and Pending Acquisitions”, “Significant and Subsequent Events” or “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com.

All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 MD&A under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2023 Accomplishments and Focus for 2024” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Toronto-Dominion Bank, a Schedule 1 chartered bank subject to the provisions of the Bank Act (Canada) (the “Bank Act”), was formed on February 1, 1955 through the amalgamation of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank’s head office is located at Toronto-Dominion Centre, King Street West and Bay Street, Toronto, Ontario, M5K 1A2.

Intercorporate Relationships

Information about the intercorporate relationships among the Bank and its principal subsidiaries is provided in Appendix “A” to this AIF.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

On October 6, 2020, The Charles Schwab Corporation (“Schwab”) completed its acquisition of TD Ameritrade Holding Corporation (“TD Ameritrade”), of which the Bank was a major shareholder (the “Schwab transaction”). Upon closing, the Bank exchanged its approximate 43% ownership in TD Ameritrade for an approximate 13.5% stake in Schwab, consisting of 9.9% voting common shares and the remainder in non-voting common shares, convertible into voting common shares upon transfer to a third party. On August 1, 2022, the Bank sold 28.4 million non-voting common shares of Schwab, which reduced the Bank’s ownership interest in Schwab to approximately 12.0%.

In addition, on November 25, 2019, the Bank and Schwab entered into an insured deposit account agreement (the “2019 Schwab IDA Agreement”), which became effective upon closing of the Schwab transaction and had an initial expiration date of July 1, 2031. On May 4, 2023, the Bank and Schwab entered into an amended insured deposit account agreement, which replaces the 2019 Schwab IDA Agreement and extends the initial expiration date by three years to July 1, 2034.

On May 1, 2021, the Bank completed its acquisition of Wells Fargo’s Canadian direct equipment finance business.

On July 1, 2021, the Bank completed its acquisition of Headlands Tech Global Markets, LLC, a Chicago-based quantitative fixed income trading company.

On February 28, 2022, the Bank and First Horizon Corporation (“First Horizon”) announced a definitive agreement (the “Merger Agreement”) for the Bank to acquire First Horizon. On May 4, 2023, the Bank and First Horizon announced their mutual decision to terminate the Merger Agreement and the Bank made a $306 million (US$225 million) cash payment to First Horizon in connection with such termination.

On March 1, 2023, the Bank completed its acquisition of Cowen Inc. (“Cowen”), advancing the Wholesale Banking segment’s long-term growth strategy in the U.S. and adding complementary products and services to the Bank’s existing businesses.

DESCRIPTION OF THE BUSINESS

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world’s leading online financial services firms, with more than 16 million active online and mobile customers. TD had $1.96 trillion in assets on October 31, 2023. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

Descriptions of TD’s significant business segments and related information are provided on pages 3 to 5 and 16 to 32 of the 2023 MD&A.

Investment in The Charles Schwab Corporation

See “General Development of the Business” above for additional information regarding the Bank’s ownership in Schwab.

The Bank owned an approximate 12.4% stake in Schwab as at October 31, 2023, consisting of approximately 9.8% in voting common shares and the remainder in non-voting common shares of Schwab.

Schwab is a leading provider of financial services. Through its subsidiaries, Schwab provides a full range of wealth management, securities brokerage, banking, asset management, custody, and financial advisory services to individual investors and independent investment advisors. Schwab is a U.S. publicly-traded company and its common stock is listed on The New York Stock Exchange.

The Bank and Schwab are party to a stockholder agreement (the “Stockholder Agreement”), which became effective upon closing of the Schwab transaction. Under the Stockholder Agreement: (i) subject to meeting certain conditions, the Bank has two seats on Schwab’s Board of Directors, which seats are currently held by Mr. Bharat Masrani and Mr. Brian Levitt, (ii) the TD Bank Group is not permitted to own more than 9.9% voting common shares of Schwab, and (iii) the Bank is subject to customary standstill restrictions and, subject to certain exceptions, transfer restrictions.

Average Number of Employees

TD had an average of 103,257 full-time equivalent employees for fiscal 2023.

Social and Environmental Policies

The Bank publishes an Environmental, Social and Governance Report outlining the Bank’s social and environmental policies and strategies. This report and other related information is available on the Bank’s website. Additional information about the Bank’s social and environmental policies can be found under “Environmental and Social Risk (including Climate Risk)” on pages 94 to 96 of the 2023 MD&A, which is incorporated by reference.

Risk Factors

The Bank considers it critical to regularly assess its operating environment and highlight top and emerging risks, which are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact. An explanation of the types of risks facing the Bank and its businesses and the ways in which the Bank manages them can be found under the heading “Risk Factors and Management” on pages 53 to 96 of the 2023 MD&A, which is incorporated by reference.

DIVIDENDS

Dividends per Share for the Bank (October 31st year-end)

Type of Shares	2023	2022	2021

Common Shares	$3.84	$3.56	$3.16

Class A First Preferred Shares (Non-Viability Contingent Capital)[1]

Series 1	$0.92	$0.92	$0.92

Series 3	$0.92	$0.92	$0.92

Series 5	$0.97	$0.97	$0.97

Series 7	$0.80	$0.80	$0.80

Series 9	$0.81	$0.81	$0.81

Series 11[2]	–	–	–

Series 12[3]	–	–	$0.69

Series 14[4]	–	–	$1.21

Series 16	$1.58	$1.13	$1.13

Series 18[5]	$1.31	$1.18	$1.18

Series 20[6]	$1.19	$1.19	$1.19

Series 22	$1.30	$1.30	$1.30

Series 24	$1.28	$1.28	$1.28

Series 26[7]	–	–	–

Series 27[8]	$57.50	$32.85	–

Series 28[8]	$72.32	$19.42	–

Series 29[9]	–	–	–

Series 30[10]	–	–	–

Notes:

1

Except as noted, dividends are payable quarterly on last day of January, April, July and October in each year, in an amount per share per annum determined by multiplying the Annual Fixed Dividend Rate (as defined within each Prospectus Supplement) applicable to such Subsequent Fixed Rate Period by $25.00.

2	On October 31, 2020, the Bank redeemed all of its 6,000,000 outstanding Non-Cumulative Class A First Preferred Shares, Series 11 (NVCC).
3	On April 30, 2021, the Bank redeemed all of its 28,000,000 outstanding Non-Cumulative Class A First Preferred Shares, Series 12 (NVCC).
4	On October 31, 2021, the Bank redeemed all of its 40,000,000 outstanding Non-Cumulative Class A First Preferred Shares, Series 14 (NVCC).
5

On April 18, 2023, the Bank announced that none of its 14 million Non-Cumulative 5-Year Rate Reset Preferred Shares NVCC, Series 18 (“Series 18 Shares”) would be converted on April 30, 2023 into Non-Cumulative Floating Rate Preferred Shares NVCC, Series 19. As had been previously announced on March 31, 2023, the dividend rate for the Series 18 Shares for the 5-year period from and including April 30, 2023 to but excluding April 30, 2028, if declared, is payable at a per annum rate of 5.747%.

6	On October 31, 2023, the Bank redeemed all of its 16,000,000 outstanding Non-Cumulative Class A First Preferred Shares, Series 20 (NVCC).
7

The Class A First Preferred Shares, Series 26 (NVCC) (the “Series 26 Shares”) were issued on July 29, 2021 to a limited recourse trust, in connection with the issuance of limited recourse capital notes. Until revoked, the trustee of the limited recourse trust has waived its right to receive any and all dividends on the Series 26 Shares. Until such waiver is revoked by the trustee of the limited recourse trust, no dividends are expected to be declared or paid on the Series 26 Shares.

8

Dividends are payable semi-annually on April 30 and October 31 in each year, in an amount per share per annum determined by multiplying the Annual Fixed Dividend Rate (as defined within the Prospectus Supplement) applicable to such Subsequent Fixed Rate Period by $1,000.00.

9

The Class A First Preferred Shares, Series 29 (NVCC) (the “Series 29 Shares”) were issued on September 14, 2022 to a limited recourse trust, in connection with the issuance of limited recourse capital notes. Until revoked, the trustee of the limited recourse trust has waived its right to receive any and all dividends on the Series 29 Shares. Until such waiver is revoked by the trustee of the limited recourse trust, no dividends are expected to be declared or paid on the Series 29 Shares.

10

The Class A First Preferred Shares, Series 30 (NVCC) (the “Series 30 Shares”) were issued on October 17, 2022 to a limited recourse trust, in connection with the issuance of limited recourse capital notes. Until revoked, the trustee of the limited recourse trust has waived its right to receive any and all dividends on the Series 30 Shares. Until such waiver is revoked by the trustee of the limited recourse trust, no dividends are expected to be declared or paid on the Series 30 Shares.

Dividend Restrictions

The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of OSFI. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment.

CAPITAL STRUCTURE

The following summarizes certain provisions of the Bank’s common shares, preferred shares and limited recourse capital notes. This summary is qualified in its entirety by the Bank’s by-laws and the actual terms and conditions of such securities. For more information on the Bank’s capital structure, see pages 45 to 51 of the 2023 MD&A and Notes 19 and 20 of the 2023 Financial Statements. The Bank incorporates those pages and Notes herein by reference.

In accordance with capital adequacy requirements adopted by the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), in order to qualify as Tier 1 or Tier 2 Capital under Basel III, non-common capital instruments issued by the Bank after January 1, 2013, including Preferred Shares (as defined below) and Subordinated Debentures (Medium Term Notes with NVCC Provisions, defined below), must include a non-viability contingent capital feature (the “NVCC Provisions”), under which they could be converted into a variable number of common shares of the Bank upon the occurrence of a Trigger Event. A Trigger Event is currently defined in OSFI’s Capital Adequacy Requirements Guideline as an event where OSFI determines that the Bank is, or is about to become, non-viable and that after conversion of all non-common capital instruments and consideration of any other relevant factors or circumstances, the viability of the Bank is expected to be restored, or if the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government of Canada without which the Bank would have been determined by OSFI to be non-viable.

Common Shares

The authorized common share capital of the Bank consists of an unlimited number of common shares without nominal or par value.

Voting Rights

Subject to the restrictions set out under “Constraints” below, holders of common shares are entitled to vote at all meetings of the shareholders of the Bank, except meetings at which only holders of a specified class or series of shares are entitled to vote.

Dividend Rights

The holders of common shares are entitled to receive dividends as and when declared by the Board, subject to the preference of the holders of the Preferred Shares of the Bank.

Rights on Liquidation

After payment to the holders of the Preferred Shares of the Bank of the amount or amounts to which they may be entitled, and after payment of all outstanding debts, the holders of common shares shall be entitled to receive the remaining property of the Bank upon the liquidation, dissolution or winding-up thereof.

Preferred Shares

The Bank is authorized to issue an unlimited number of Class A First Preferred Shares (the “Preferred Shares”), without nominal or par value.

The Preferred Shares of the Bank may be issued from time to time, in one or more series, with such rights, privileges, restrictions and conditions as the Board may determine.

Priority

The Preferred Shares of each series rank on a parity with every other series of Preferred Shares, and all Preferred Shares rank prior to the common shares and to any other shares of the Bank ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Bank, provided that a trigger event has not occurred as contemplated under the NVCC Provisions applicable to a series of Preferred Shares. In the event of a trigger event occurring under the NVCC Provisions, the existing priority of the Preferred Shares of the affected series will not be relevant as all Preferred Shares of such series will be converted into common shares of the Bank and, upon conversion, will rank on a parity with all other common shares of the Bank.

Voting Rights

There are no voting rights attaching to the Preferred Shares except to the extent provided in any series or by the Bank Act. The Bank may not, without the prior approval of the holders of the Preferred Shares, create or issue (i) any shares ranking in priority to or on a parity with the Preferred Shares, or (ii) any additional series of Preferred Shares, unless at the date of such creation or issuance all cumulative dividends and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of Preferred Shares then issued and outstanding.

Approval of amendments to the provisions of the Preferred Shares as a class may be given in writing by the holders of all the outstanding Preferred Shares or by a resolution carried by an affirmative vote of at least two-thirds of the votes cast at a meeting at which the holders of a majority of the then outstanding Preferred Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the shareholders then present or represented by proxy may transact the business for which the meeting was originally called.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Bank, provided that a trigger event has not occurred as contemplated under the NVCC Provisions applicable to a series of Preferred Shares, before any amounts shall be paid to or any assets distributed among the holders of the common shares or shares of any other class of the Bank ranking junior to the Preferred Shares, the holder of a Preferred Share of a series shall be entitled to receive, to the extent provided for with respect to such Preferred Shares by the conditions attaching to such series: (i) an amount equal to the amount paid up thereon; (ii) such premium, if any, as has been provided for with respect to the Preferred Shares of such series; and (iii) all unpaid cumulative dividends, if any, on such Preferred Shares and, in the case of non-cumulative Preferred Shares, all declared and unpaid non-cumulative dividends. After payment to the holders of the Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Bank.

Limited Recourse Capital Notes

The Bank currently has outstanding (a) C$1,750 million of Limited Recourse Capital Notes NVCC, Series 1 (b) C$1,500 million of Limited Recourse Capital Notes NVCC, Series 2, and (c) US$1,750 million of Limited Recourse Capital Notes NVCC, Series 3, (the “LRCNs”). In the event of (i) non-payment of interest following any interest payment date, (ii) non-payment of the redemption price in case of a redemption of the LRCNs, (iii) non-payment of principal plus accrued and unpaid interest at the maturity of the LRCNs, (iv) an event of default on the LRCNs, or (v) a Trigger Event (as defined above), the recourse of each LRCN holder will be limited to that holder’s pro rata share of the assets held in a trust consolidated by the Bank (the “Limited Recourse Trust”).

The Limited Recourse Trust’s assets consist of (a) C$1,750 million of the Bank’s Non-Cumulative 5-Year Fixed Rate Reset Preferred Shares NVCC, Series 26 (“Preferred Shares Series 26”) at a price of $1,000 per share, (b) C$1,500 million of the Bank’s Non-Cumulative 5-Year Fixed Rate Reset Preferred Shares NVCC, Series 29 (“Preferred Shares Series 29”) at a price of $1,000 per share and, (c) US$1,750 million of the Bank’s Non-Cumulative 5-Year Fixed Rate Reset Preferred Shares NVCC, Series 30 (“Preferred Shares Series 30”, together with the Preferred Shares Series 26 and the Preferred Shares Series 29, the “LRCN Preferred Shares Series”) at a price of US$1,000 per share, which were issued concurrently with the LRCNs.

The LRCNs, by virtue of the recourse to the LRCN Preferred Shares Series include standard NVCC provisions necessary for them to qualify as Additional Tier 1 Capital under OSFI’s Capital Adequacy Requirements guideline. NVCC provisions require the conversion of the instrument into a variable number of common shares upon the occurrence of a Trigger Event. In such an event, each LRCN Preferred Share Series held in the Limited Recourse Trust will automatically and immediately be converted into a variable number of common shares which will be delivered to LRCN holders in satisfaction of the principal amount of, and accrued and unpaid interest on, the LRCNs. The number of common shares issued will be determined based on the conversion formula set out in the terms of each LRCN Preferred Shares Series. The LRCNs are compound instruments with both equity and liability features as payments of interest and principal in cash are made at the Bank’s discretion. Non-payment of interest and principal in cash does not constitute an event of default but will trigger the delivery of each LRCN Preferred Shares Series.

Constraints

There are no constraints imposed on the ownership of securities of the Bank to ensure that the Bank has a required level of Canadian ownership. However, the Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. For example, no person shall be a major shareholder of a bank if the bank has equity of $12 billion or more. A person is a major shareholder of a bank where:

(i)    the aggregate of shares of any class of voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 20% of that class of voting shares; or

(ii)   the aggregate of shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 30% of that class of non-voting shares. No person shall have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance (Canada).

For purposes of the Bank Act, a person has a significant interest in a class of shares of a Canadian chartered bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares of such bank.

The Bank Act also prohibits the registration of a transfer or issue of any share of the Bank to, and the exercise in person or by proxy of any voting rights attached to any share of the Bank that is beneficially owned by, Her Majesty in right of Canada or of a province or any agent or agency of Her Majesty, in either of those rights, or to the government of a foreign country or any political subdivision thereof, or any agent or agency of a foreign government. Notwithstanding the foregoing, the Minister of Finance of Canada may approve the issue of shares of a bank, including the Bank, to an agent that is an “eligible agent”, which is defined as an agent or agency of Her Majesty in right of Canada or of a province or an agent or agency of a government of a foreign country or any political subdivision of a foreign country: (i) whose mandate is publicly available; (ii) that controls the assets of an investment fund in a manner intended to maximize long-term risk-adjusted returns and Her Majesty in right of Canada or of a province or an agent or agency of a government of a foreign country or any political subdivision of a foreign country contributes to the fund or the fund is established to provide compensation, hospitalization, medical care, annuities, pensions or similar benefits to natural persons; and (iii) whose decisions with respect to the assets of the fund referred to in (ii) above are not influenced in any significant way by Her Majesty in right of Canada or of the province or the government of the foreign country or the political subdivision. The application for this approval would be made jointly by the Bank and the eligible agent.

Ratings

Credit ratings are important to the Bank’s borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs and increased collateral pledging requirements for the Bank and reduced access to capital markets. Rating downgrades may also affect the Bank’s ability to enter into normal course derivative transactions. The Bank regularly reviews the level of increased collateral that would be required in the event of rating downgrades and holds liquid assets to cover additional collateral required in the event of certain downgrades in the Bank’s senior long-term credit ratings. Additional information relating to credit ratings is provided under the heading “Liquidity Risk” in the “Managing Risk” section starting on pages 80 to 91 of the 2023 MD&A.

As at October 31, 2023, TD had the following solicited ratings from the rating agencies listed below:

		Rating	Rank*
Moody’s Investor Service	Legacy Senior Debt[1]	Aa2	3 of 21
	Senior Debt[2]	A1	5 of 21
	Short Term Debt	P-1	1 of 4
	Subordinated Debt	A2	6 of 21
	Subordinated Debt–NVCC	A2 (hyb)	6 of 21
	Preferred Shares–NVCC	Baa1 (hyb)	8 of 21
	Limited Recourse Capital Notes–NVCC	Baa1 (hyb)	8 of 21
	Outlook	Stable

		Rating	Rank*
Standard & Poor’s	Legacy Senior Debt[1]	AA-	4 of 22
	Senior Debt[2]	A	6 of 22
	Short Term Debt	A-1+	1 of 8
	Subordinated Debt	A	6 of 22
	Subordinated Debt–NVCC	A-	7 of 22
	Preferred Shares–NVCC	BBB	9 of 22
	Limited Recourse Capital Notes–NVCC	BBB	9 of 22
	Outlook	Stable

		Rating	Rank*
Fitch	Legacy Senior Debt[1]	AA	3 of 23
	Senior Debt[2]	AA-	4 of 23
	Short Term Debt	F1+	1 of 8
	Subordinated Debt	A	6 of 23
	Subordinated Debt–NVCC	A	6 of 23
	Preferred Shares–NVCC	BBB+	8 of 23
	Limited Recourse Capital Notes–NVCC	BBB+	8 of 23
	Outlook	Stable

		Rating	Rank*
DBRS Morningstar	Legacy Senior Debt[1]	AA (high)	2 of 23
	Senior Debt[2]	AA	3 of 23
	Short Term Debt	R-1 (high)	1 of 11
	Subordinated Debt	AA (low)	4 of 23
	Subordinated Debt–NVCC	A	6 of 23
	Preferred Shares–NVCC	Pfd-2 (high)	4 of 17
	Limited Recourse Capital Notes–NVCC	A (low)	7 of 23
	Outlook	Stable

  * Relative rank of each rating within the rating agency’s overall classification system.

Notes:

1.	Includes: (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime.
2.	Subject to conversion under the bank recapitalization “bail-in” regime.

Credit ratings are not recommendations to purchase, sell or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating agency. Credit ratings and outlooks provided by the rating agencies reflect their views and are subject to change from time to time, based on a number of factors, including the Bank’s financial strength, competitive position and liquidity as well as factors not entirely within the Bank’s control, including the methodologies used by the rating agencies and conditions affecting the financial services industry generally.

As is common practice, the Bank has made payments in the ordinary course to the rating agencies listed above in connection with the assignment of ratings on the securities of the Bank. In addition, the Bank has made customary payments in respect of certain other services provided to the Bank by the applicable rating agencies during the last two years.

A definition of the categories of each rating as at October 31, 2023 has been obtained from the respective rating agency’s website and is outlined in Appendix B, and a more detailed explanation may be obtained from the applicable rating agency. We note that the definition of the ratings categories for the respective rating agencies are provided solely in order to satisfy requirements of Canadian law and do not constitute an endorsement by the Bank of the ratings categories or of the application by the respective rating agencies of their criteria and analyses.

MARKET FOR SECURITIES OF THE BANK

Market Listings

The Bank’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Except for the Class A First Preferred Shares, Series 26 (NVCC), the Class A First Preferred Shares, Series 29 (NVCC), the Class A First Preferred Shares, Series 30 (NVCC), the Non-Cumulative 5-Year Fixed Rate Reset Preferred Shares, Series 27, and the Non-Cumulative 5-Year Fixed Rate Reset Preferred Shares, Series 28 which are not listed on an exchange, the Bank’s Preferred Shares are listed on the Toronto Stock Exchange.

Trading Price and Volume

Trading price and volume of the Bank’s securities on the Toronto Stock Exchange in the past year is set out in the tables below:

COMMON SHARES

	Nov. 2022	Dec. 2022	Jan. 2023	Feb. 2023	March 2023	April 2023	May 2023	June 2023	July 2023	Aug. 2023	Sept. 2023	Oct. 2023

High ($)	91.38	92.86	92.15	94.05	90.75	83.83	84.13	82.37	87.10	87.07	84.24	82.15
Low ($)	86.01	86.04	84.60	89.80	76.40	78.22	76.58	76.32	79.94	78.76	80.27	78.05
Vol.(’000)	78,120	106,618	166,762	60,738	190,154	171,836	104,245	134,280	147,712	89,683	123,732	88,598

PREFERRED SHARES

	Nov. 2022	Dec. 2022	Jan. 2023	Feb. 2023	March 2023	April 2023	May 2023	June 2023	July 2023	Aug. 2023	Sept. 2023	Oct. 2023

Series 1 High ($) Low ($) Vol.(’000)	18.67 16.95 235	17.70 16.94 311	19.41 17.25 220	18.09 17.74 298	17.89 16.25 295	17.65 16.90 212	17.29 16.01 502	17.67 16.34 572	18.02 16.90 192	17.97 16.68 391	18.39 16.68 368	18.25 17.55 47

Series 3 High ($) Low ($) Vol.(’000)	18.66 17.15 222	17.90 17.01 355	19.55 17.30 154	18.28 17.86 121	17.95 16.40 310	17.79 16.91 170	17.18 16.25 258	17.83 16.62 251	18.08 17.05 522	18.00 17.00 632	18.54 16.94 502	18.64 17.95 141

Series 5 High ($) Low ($) Vol.(’000)	18.55 16.84 406	17.85 16.96 444	18.73 17.10 222	18.10 17.66 142	17.81 16.17 333	17.66 16.74 321	17.17 16.09 376	17.60 16.30 448	17.75 16.70 305	17.74 16.26 283	17.97 16.25 300	17.62 16.42 106

Series 7 High ($) Low ($) Vol.(’000)	20.22 18.66 69	20.06 18.82 193	20.50 18.80 49	20.09 19.22 83	19.68 17.20 151	18.80 18.00 217	18.69 17.05 97	18.50 17.30 61	18.85 18.14 260	18.50 17.05 156	18.25 17.07 180	17.99 17.23 27

Series 9 High ($) Low ($) Vol.(’000)	20.85 19.03 108	19.90 18.97 103	21.01 18.95 51	20.61 19.50 41	19.71 18.01 199	19.00 18.37 81	18.55 17.16 197	18.60 17.46 123	18.75 18.01 264	18.76 17.58 145	18.26 16.70 181	18.05 17.31 78

Series 16 High ($) Low ($) Vol.(’000)	25.20 24.39 305	25.37 24.70 254	25.15 24.50 751	25.50 24.95 186	25.35 24.50 223	25.22 24.59 332	24.97 24.30 161	25.20 24.40 250	24.80 23.81 195	24.26 22.85 206	23.51 22.08 210	22.80 21.65 42

PREFERRED SHARES

	Nov. 2022	Dec. 2022	Jan. 2023	Feb. 2023	March 2023	April 2023	May 2023	June 2023	July 2023	Aug. 2023	Sept. 2023	Oct. 2023

Series 18 High ($) Low ($) Vol.(’000)	22.80 21.22 122	22.17 20.69 177	22.93 21.51 72	23.50 22.33 221	23.85 20.84 288	23.14 21.01 233	22.55 20.77 95	21.75 20.81 86	21.45 20.73 229	21.18 20.75 272	21.34 20.49 101	21.35 20.52 33

Series 20 High ($) Low ($) Vol.(’000)	21.60 20.05 258	20.78 19.80 357	21.58 20.20 102	21.37 20.75 177	21.35 19.31 156	21.25 19.53 406	20.98 20.26 223	22.48 20.67 990	22.25 21.85 351	22.33 21.60 457	25.18 21.40 1,847	25.20 24.90 584

Series 22 High ($) Low ($) Vol.(’000)	23.94 22.80 117	24.04 23.41 161	24.75 23.50 96	24.43 23.84 189	24.38 23.00 92	23.98 23.25 122	23.50 22.56 73	23.99 22.56 66	23.70 22.97 162	23.79 22.72 89	24.60 23.00 208	24.40 24.11 67

Series 24 High ($) Low ($) Vol.(’000)	24.57 23.51 125	24.73 24.35 183	25.07 24.33 199	24.76 24.35 184	24.70 23.30 135	24.33 23.86 84	23.98 22.83 89	24.13 23.24 128	24.57 23.66 174	24.50 23.20 251	24.30 23.23 233	24.22 23.98 49

Prior Sales

In the most recently completed financial year, the Bank issued the following shares that are not listed or quoted on a marketplace:

	Issue Price	Number of Securities Issued	Date of Issue

Non-Cumulative 5-Year Fixed Rate Reset Preferred Shares, Series 27	$1,000	850,000	April 4, 2022

Non-Cumulative 5-Year Fixed Rate Reset Preferred Shares, Series 28	$1,000	800,000	July 25, 2022

Class A First Preferred Shares, Series 29 (NVCC)	$1,000	1,500,000	September 14, 2022

Class A First Preferred Shares, Series 30 (NVCC)	US$1,000	1,750,000	October 17, 2022

For information on the Bank’s issuance of subordinated debentures and limited recourse capital notes since October 31, 2022, please see Note 19 of the Annual Financial Statements for the year ended October 31, 2023, which notes are incorporated by reference in this AIF.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

In connection with each issuance of LRCNs, the Bank also concurrently issues Preferred Shares (see “Limited Recourse Capital Notes” for additional information). Each LRCN Preferred Share Series is held in the Limited Recourse Trust. Pursuant to the Amended and Restated Declaration of Trust for the Limited Recourse Trust and the share provisions for each LRCN Preferred Share Series, the Trustee of the Limited Recourse Trust will only deliver the LRCN Preferred Shares to holders of LRCNs under certain prescribed circumstances.

Securities Subject to Contractual Restriction on Transfer as at October 31, 2023

Designation of Class	Number of Securities that are Subject to a Contractual Restriction on Transfer	Percentage of Class
Class A First Preferred Shares, Series 26 (NVCC)	1,750,000	100%
Class A First Preferred Shares, Series 29 (NVCC)	1,500,000	100%
Class A First Preferred Shares, Series 30 (NVCC)	1,750,000	100%

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Board Committees of the Bank

The following table sets forth, as at November 29, 2023, the directors of the Bank, their present principal occupation and business, municipality of residence and the date each became a director of the Bank.

Director Name Principal Occupation & Municipality of Residence	Director Since
Cherie L. Brant Partner, Borden Ladner Gervais LLP Tyendinaga Mohawk Territory, Ontario, Canada	August 2021

Amy W. Brinkley Consultant, AWB Consulting, LLC Charlotte, North Carolina, U.S.A.	September 2010

Brian C. Ferguson Corporate Director, and former President & Chief Executive Officer, Cenovus Energy Inc. Calgary, Alberta, Canada	March 2015

Colleen A. Goggins Corporate Director, and retired Worldwide Chairman, Consumer Group, Johnson & Johnson Princeton, New Jersey, U.S.A.	March 2012

David E. Kepler Corporate Director, and retired Executive Vice President, The Dow Chemical Company Sanford, Michigan, U.S.A.	December 2013

Director Name Principal Occupation & Municipality of Residence	Director Since
Brian M. Levitt Board Chair, The Toronto-Dominion Bank Kingston, Ontario, Canada	December 2008

Alan N. MacGibbon Corporate Director, and retired Managing Partner and Chief Executive of Deloitte LLP (Canada) Mississauga, Ontario, Canada	April 2014

John B. MacIntyre Partner, Birch Hill Equity Partners Toronto, Ontario, Canada	August 2023

Karen E. Maidment Corporate Director, and former Chief Financial and Administrative Officer, BMO Financial Group Cambridge, Ontario, Canada	September 2011

Keith G. Martell Corporate Director, and former President & Chief Executive Officer, First Nations Bank of Canada Eagle Ridge, Saskatchewan, Canada	August 2023

Bharat B. Masrani Group President and Chief Executive Officer, The Toronto-Dominion Bank Toronto, Ontario, Canada	April 2014

Claude Mongeau Corporate Director, and former President and Chief Executive Officer, Canadian National Railway Company Montreal, Quebec, Canada	March 2015

S. Jane Rowe Corporate Director, and former Vice Chair, Investments, Ontario Teachers’ Pension Plan Board Toronto, Ontario, Canada	April 2020

Nancy G. Tower Corporate Director, and former President & Chief Executive Officer, Tampa Electric Company Halifax, Nova Scotia, Canada	June 2022

Ajay K. Virmani CEO, Cargojet Inc. Oakville, Ontario, Canada	August 2022

Mary A. Winston Corporate Director, and former public-company Chief Financial Officer Charlotte, North Carolina, U.S.A.	August 2022

Except as disclosed below, all directors have had the same principal occupation for the past five years.

Ms. Rowe was Vice Chair, Investments of the Ontario Teachers’ Pension Plan Board (“Ontario Teachers”) prior to August 1, 2023. Ms. Rowe was Executive Managing Director and head of the Equities department of Ontario Teachers’ prior to October 1, 2020.

Ms. Tower was President and Chief Executive Officer of Tampa Electric Company prior to May 2021.

Mr. Martell was former Director, President and Chief Executive Officer of First Nations Bank of Canada prior to May 2023 and continued in an advisory role until July 30, 2023.

Each director will hold office until the next annual meeting of shareholders of the Bank, which is scheduled for April 18, 2024. More detailed information concerning the nominees proposed for election as directors, as well as those not standing for re-election, will be provided in the management proxy circular of the Bank.

The following table sets forth the Committees of the Bank’s Board, the members of each Committee as at November 29, 2023 and each Committee’s key responsibilities.

Committee	Members	Key Responsibilities
Corporate Governance Committee	Brian M. Levitt (Chair) Amy W. Brinkley Karen E. Maidment Alan N. MacGibbon

Responsibility for corporate governance of the Bank:

•  Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders and recommend candidates to fill vacancies on the Board that occur between meetings of the shareholders;

•  Develop and recommend to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the Bank;

•  Satisfy itself that the Bank communicates effectively, both proactively and responsively, with its shareholders, other interested parties and the public;

•  Oversee the Bank’s alignment with its purpose and its strategy, performance and reporting on corporate responsibility for environmental and social matters;

•  Provide oversight of enterprise-wide conduct risk and act as the conduct review committee for the Bank and certain of its Canadian subsidiaries that are federally-regulated financial institutions;

•  Oversee the establishment and maintenance of policies in respect of the Bank’s compliance with the consumer protection provisions of the Financial Consumer Protection Framework (FCPF); and

•  Oversee the evaluation of the Board and Committees.

Human Resources Committee	Karen E. Maidment (Chair) Amy W. Brinkley David E. Kepler Brian M. Levitt John B. MacIntyre Claude Mongeau

Responsibility for management’s performance evaluation, compensation and succession planning:

•  Discharge, and assist the Board in discharging, the responsibility of the Board relating to leadership, human capital management and compensation, as set out in the Committee’s charter;

•  Set corporate goals and objectives for the CEO, and regularly measure the CEO’s performance against these goals and objectives;

Committee	Members	Key Responsibilities

•  Recommend compensation for the CEO to the Board for approval, and review and approve compensation for certain senior officers;

•  Monitor the Bank’s compensation strategy, plans, policies and practices for alignment to the Financial Stability Board Principles for Sound Compensation Practices and Implementation Standards, including the appropriate consideration of risk;

•  Oversee a robust talent planning and development process, including review and approval of the succession plans for the senior officer positions and heads of control functions;

•  Review and recommend the CEO succession plan to the Board for approval;

•  Produce a report on compensation, which is published in the Bank’s annual proxy circular, and review, as appropriate, any other related major public disclosures concerning compensation; and

•  Oversee the strategy, design and management of the Bank’s employee pension, retirement savings and benefit plans.

Risk Committee	Amy W. Brinkley (Chair) Cherie L. Brant Colleen A. Goggins David E. Kepler Karen E. Maidment Keith G. Martell Nancy G. Tower Ajay K. Virmani

Supervising the management of risk of the Bank:

•  Approve the Enterprise Risk Framework (“ERF”) and related risk category frameworks and policies that establish the appropriate approval levels for decisions and other measures to manage risk to which the Bank is exposed;

•  Review and recommend the Bank’s Enterprise Risk Appetite Statement for approval by the Board and oversee the Bank’s major risks as set out in the ERF;

•  Review the Bank’s risk profile and performance against Risk Appetite; and

•  Provide a forum for “big-picture” analysis of an enterprise view of risk including consideration of trends, and current and emerging risks.

Audit Committee	Alan N. MacGibbon* (Chair) Brian C. Ferguson* Keith G. Martell* S. Jane Rowe* Nancy G. Tower* Mary A. Winston*

Supervising the quality and integrity of the Bank’s financial reporting and compliance requirements:

•  Oversee reliable, accurate and clear financial reporting to shareholders;

•  Oversee the effectiveness of internal controls, including internal controls over financial reporting;

•  Directly responsible for the selection, compensation, retention, and oversight of the work of the shareholders’ auditor – the shareholders’ auditor reports directly to the Committee;

•  Receive reports from the shareholders’ auditor, chief financial officer, chief auditor, chief compliance officer, and chief anti-money laundering officer, and evaluate the effectiveness and independence of each;

•  Oversee the establishment and maintenance of policies and programs reasonably designed to achieve and maintain the Bank’s compliance with the laws and regulations that apply to it; and

•  Act as the Audit Committee for certain subsidiaries of the Bank

Committee	Members	Key Responsibilities

that are federally regulated financial institutions.

*	Designated Audit Committee Financial Expert

Audit Committee

The Audit Committee of the Board of Directors of the Bank operates under a written charter that sets out its responsibilities and composition requirements. A copy of the charter is attached to this AIF as Appendix “C”. The Committee charter requires all members to be financially literate or be willing and able to acquire the necessary knowledge quickly. “Financially literate” means the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements.

In addition, the Committee charter contains independence requirements applicable to each member and each member currently meets those requirements. Specifically, the charter provides that no member of the Committee may be an officer or retired officer of the Bank and every member shall be independent of the Bank within the meaning of all applicable laws, rules and regulations, including those particularly applicable to Audit Committee members and any other relevant consideration as determined by the Board, including the Bank’s Director Independence Policy (a copy of which is available on the Bank’s website at www.td.com).

As indicated in the table above, the members of the Committee are: Alan N. MacGibbon (Chair), Brian C. Ferguson, Keith G. Martell, S. Jane Rowe, Nancy G. Tower and Mary A. Winston. The members of the Audit Committee bring significant skills and experience to their responsibilities, including academic and professional experience in accounting, business and finance. The Board has determined that each of Messrs. Ferguson, MacGibbon and Martell and Mses. Rowe, Tower and Winston has the attributes of an Audit Committee Financial Expert as defined in the U.S. Sarbanes-Oxley Act; all Committee members are financially literate and independent under the applicable listing standards of the New York Stock Exchange, the Committee charter, the Bank’s Director Independence Policy and the corporate governance guidelines of the Canadian Securities Administrators.

The following sets out the education and experience of each director relevant to the performance of his or her duties as a member of the Committee:

Brian C. Ferguson is a Corporate Director. He is the former President & Chief Executive Officer of Cenovus Energy Inc. Prior to leading Cenovus Energy Inc., Mr. Ferguson was the Executive Vice-President and Chief Financial Officer of Encana Corporation. Mr. Ferguson holds an undergraduate degree in commerce from the University of Alberta and is a Fellow of Chartered Professional Accountants Alberta. Mr. Ferguson is one of the Bank’s Audit Committee Financial Experts.

Alan N. MacGibbon is Chair of the Bank’s Audit Committee. Mr. MacGibbon is a Corporate Director. He was Managing Partner and Chief Executive of Deloitte LLP (Canada) from 2004 to June 2012 and also served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited from June 2011 to September 2013 and Senior Counsel to Deloitte LLP (Canada) from June 2012 to December 2013. Mr. MacGibbon currently serves as Chair of the Audit Committee of TD Bank US Holding Company (the holding company of TD Bank, N.A. and TD Bank USA, N.A.). Mr. MacGibbon is the Board Chair of CAE, Inc. and a former Chair of its Audit Committee from 2016 to 2021. Mr. MacGibbon holds an undergraduate degree in business administration and an honorary doctorate degree from the University of New Brunswick. He is a Chartered Professional Accountant, a Chartered Accountant, and a Fellow of the Chartered Professional Accountants Ontario. Mr. MacGibbon is one of the Bank’s Audit Committee Financial Experts.

Keith G. Martell is a Corporate Director. Mr. Martell is the former Director, President and Chief Executive Officer of First Nations Bank of Canada (“FNBC”). Prior to joining FNBC, Mr. Martell spent 10 years with the Chartered Accounting firm KPMG, then served as the Executive Director of Finance and Fiscal

Relations for the Federation of Sovereign Indigenous Nations from 1995 to 2000. Mr. Martell currently sits on the Board of Nutrien Ltd. Mr. Martell holds a Bachelor of Commerce and an Honorary Doctor of Laws from the University of Saskatchewan and is a Fellow of the Institute of Chartered Professional Accountants (FCPA, FCA) and a Certified Aboriginal Financial Manager (CAFM). Mr. Martell is one of the Bank’s Audit Committee Financial Experts.

S. Jane Rowe is a Corporate Director. Ms. Rowe is the former Vice Chair, Investments, Ontario Teachers and was formerly the Executive Managing Director, Equities, Ontario Teachers. Prior to joining Ontario Teachers in 2010, Ms. Rowe held several senior executive management roles at Scotiabank during her tenure. Ms. Rowe previously served as Chair of the Audit Committee of Sierra Wireless. Ms. Rowe holds an undergraduate degree in commerce from the Memorial University of Newfoundland and a master’s degree in business administration from the Schulich School of Business, York University. Ms. Rowe is one of the Bank’s Audit Committee Financial Experts.

Nancy G. Tower is a Corporate Director. Ms. Tower is the former President and Chief Executive Officer of Tampa Electric Company, which is a U.S. subsidiary of Emera Inc. Ms. Tower held a number of senior roles at Emera Inc. and its subsidiaries, including as Chief Corporate Development Officer, Chief Financial Officer, and Chief Executive Officer of Emera Newfoundland and Labrador. Ms. Tower also serves as a member of the Audit Committees of AltaGas Ltd. and Finning International Inc. Ms. Tower holds a Bachelor of Commerce from Dalhousie University in Halifax, Nova Scotia and is a Chartered Accountant, and also earned the Fellow Chartered Accountant designation. Ms. Tower is one of the Bank’s Audit Committee Financial Experts.

Mary A. Winston is a Corporate Director and former public-company Chief Financial Officer of Family Dollar Stores, Inc., Giant Eagle, and Scholastic Corp. and while serving as a board member, was also interim CEO of Bed Bath and Beyond Inc. Ms. Winston also serves as a member of the Audit Committees of Chipotle Mexican Grill Inc, and TD Bank US Holding Company (the holding company of TD Bank, N.A. and TD Bank USA, N.A.), and is the Chair of the Audit Committee of Acuity Brands Inc. Ms. Winston previously served as Chair of the Audit Committee of Dover Corp. from 2008 to 2018. Ms. Winston holds a Bachelor’s Degree in Accounting from the University of Wisconsin, an MBA from Northwestern University’s Kellogg School of Management, and is a Certified Public Accountant. Ms. Winston is one of the Bank’s Audit Committee Financial Experts.

Additional Information Regarding the Audit Committee and Shareholders’ Auditor

The Audit Committee oversees the financial reporting process at the Bank, including the work of the shareholder’s independent external auditor, currently Ernst & Young LLP (“EY”). EY is responsible for planning and carrying out, in accordance with professional standards, an audit of the Bank’s annual financial statements and reviews of the Bank’s quarterly financial statements.

The Audit Committee is responsible for the annual recommendation of the appointment and oversight of the shareholders’ independent external auditor. The Audit Committee assesses the performance and qualification of the shareholders’ auditor and submits its recommendation for appointment, or reappointment, to the Board for recommendation to the shareholders. The shareholders’ auditor is then appointed by the shareholders, who vote on this matter at the Annual General Meeting.

At least annually, the Audit Committee evaluates the performance, qualifications, skills, resources (amount and type), and independence of the shareholders’ auditor, including the lead partner, in order to support the Board in reaching its recommendation to appoint the shareholders’ auditor. This annual evaluation includes an assessment of audit quality and service considerations such as: auditor independence, objectivity and professional skepticism; quality of the engagement team; monitoring of the partner rotation timing; and quality of the communication and service provided by the shareholders’ auditor. In the evaluation, the Audit Committee considers the nature and extent of communications received from the shareholders’ auditor during the year, the responses from management and the Audit Committee to an annual questionnaire regarding the performance of, and interactions with, the shareholders’ auditor.

EY was appointed as the shareholders’ independent external auditor for the year ended October 31, 2023, in accordance with the Bank Act and the recommendation by the Audit Committee and has been the Bank’s sole independent external auditor beginning with the year ended October 31, 2006. Prior to 2006, EY acted as joint auditors of the Bank.

Executive Officers of the Bank

As at November 29, 2023, the following individuals are executive officers of the Bank:

Executive Officer	Principal Occupation	Municipality of Residence
Riaz Ahmed	Group Head, Wholesale Banking, TD Bank Group and President and CEO, TD Securities	Oakville, Ontario, Canada
Ajai K. Bambawale	Group Head and Chief Risk Officer, TD Bank Group	Toronto, Ontario, Canada
Raymond Chun	Group Head, Wealth and Insurance, TD Bank Group	Oakville, Ontario, Canada
Barbara Hooper	Group Head, Canadian Business Banking, TD Bank Group	Etobicoke, Ontario, Canada
Gregory Keeley	Senior Executive Vice President, Platforms and Technology	Fairfield, Connecticut, U.S.A.
Kenn Lalonde	Senior Executive Vice President and Chief Human Resources Officer	Toronto, Ontario, Canada
Jane Langford	Executive Vice President and General Counsel	Toronto, Ontario, Canada
Bharat B. Masrani	Group President and Chief Executive Officer, TD Bank Group	Toronto, Ontario, Canada
M. Christine Morris	Senior Executive Vice President, Transformation, Enablement and Customer Experience	Etobicoke, Ontario, Canada
Anita O’Dell	Senior Vice President and Chief Auditor	Anderson, South Carolina, U.S.A.
Michael G. Rhodes	Group Head, Canadian Personal Banking, TD Bank Group	Wilmington, Delaware, U.S.A.
Leovigildo Salom	Group Head US Retail, TD Bank Group and President and CEO, TD Bank, America’s Most Convenient Bank®	Miami, Florida, U.S.A.
Kelvin Tran	Group Head and Chief Financial Officer, TD Bank Group	Markham, Ontario, Canada

Except as disclosed below, all executive officers have had the same principal occupation for the past five years.

Prior to commencing his current role as Group Head, Wholesale Banking, TD Bank Group and President and CEO, TD Securities on September 1, 2021, Mr. Ahmed was Group Head and Chief Financial Officer, TD Bank Group from January 2, 2016 until August 31, 2021.

Prior to commencing his current role as Group Head and Chief Risk Officer, TD Bank Group on February 1, 2018, Mr. Bambawale was Executive Vice President, TD Bank Group, and Chief Risk Officer, TD Bank, America’s Most Convenient Bank® from September 18, 2014 to January 31, 2018.

Prior to commencing her current role as Executive Vice President and General Counsel on May 1, 2022, Ms. Langford was Senior Vice President, Legal, Corporate from March 1, 2018 to April 30, 2022, and Vice President, Legal from November 1, 2014 to February 28, 2018.

Prior to commencing her current role as Group Head, Canadian Business Banking, TD Bank Group, on May 1, 2023, Ms. Hooper was Senior Executive Vice President, Treasury and Enterprise Strategy from September 1, 2021 to April 30, 2023, and Executive Vice President, Treasury and Corporate Development from January 23, 2017 to August 31, 2021.

Prior to commencing his current role as Senior Executive Vice President and Chief Human Resources Officer on May 27, 2021, Mr. Lalonde was Executive Vice President, Human Resources from May 27, 2019 to May 26, 2021, and Executive Vice President and President and CEO, TD Insurance from September 17, 2012 to May 26, 2019.

Prior to commencing his current role as Senior Executive Vice President, Platforms and Technology on January 1, 2022, Mr. Keeley was Executive Vice President and Chief Information Officer from April 1, 2021 to December 31, 2021 and Senior Vice President and Head of Enterprise Operational Excellence from August 1, 2018 to March 31, 2021. Prior to joining TD, Mr. Keeley was Executive Vice President of American Express, Travel Related Services Co. Inc. from May 2014 to July 31, 2018.

Prior to starting her current role as Senior Executive Vice President, Transformation, Enablement and Customer Experience on September 1, 2021, Ms. Morris was Executive Vice President and Chief Operating Officer, Canadian Personal Banking from April 1, 2020 to August 31, 2021, Executive Vice President, Lending Solutions, Canadian Personal Banking from September 16, 2019 to March 31, 2020, and Senior Vice President, Real Estate Secured Lending, Personal Banking Products, Canadian Personal Banking from June 27, 2016 to September 15, 2019.

Prior to commencing his current role as Group Head, Canadian Personal Banking, TD Bank Group, on January 1, 2022, Mr. Rhodes was the Group Head, Innovation, Technology and Shared Services, TD Bank Group from November 1, 2017 to December 31, 2021.

Prior to commencing his current role as Group Head US Retail and President and CEO, America’s Most Convenient Bank, on January 1, 2022, Mr. Salom was Group Head, Wealth Management and TD Insurance, TD Bank Group from November 1, 2017 to December 31, 2021, and Executive Vice President, Wealth Management, TD Bank Group from August 2, 2011 to October 31, 2017.

Prior to commencing his current role as Group Head and Chief Financial Officer on March 2, 2023, Mr. Tran was Senior Executive Vice President and Chief Financial Officer from September 1, 2021 to March 1, 2023, Executive Vice President, Enterprise Finance from May 27, 2021 until August 31, 2021, Senior Vice President, TD Bank Group and Chief Financial Officer, TD Bank, America’s Most Convenient Bank® from August 1, 2019 to May 26, 2021, and Senior Vice President and Chief Auditor from November 29, 2007 to July 31, 2019.

Prior to commencing her current role as Senior Vice President and Chief Auditor on March 29, 2021, Ms. O’Dell was Senior Vice President and Chief Auditor, TD Bank America’s Most Convenient Bank from March 2, 2017 to March 28, 2021.

Shareholdings of Directors and Executive Officers

To the knowledge of the Bank, as at October 31, 2023, the directors and executive officers of the Bank as a group beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 1,872,797.41 of the Bank’s common shares, representing approximately 0.1% of the Bank’s issued and outstanding common shares on that date.

Additional Disclosure for Directors and Executive Officers

To the best of our knowledge, having made due inquiry, the Bank confirms that, as at November 29, 2023, except as set out below:

(i)	no director or executive officer of the Bank is, or was within the last ten years, a director or officer of a company (including the Bank) that:

(a)

was subject to an order (including a cease trade order or an order similar to a cease trade or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)

within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

(ii)

in the last ten years, no director or executive officer of the Bank has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer; and

(iii)

no director or executive officer of the Bank has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Ms. Goggins was, prior to June 14, 2016, a director of Valeant Pharmaceuticals International, Inc. (“Valeant”). Management cease trade orders were issued for directors and officers of Valeant by the Autorité des marchés financiers (Quebec) while Ms. Goggins was a director of Valeant. These orders were effective from March 31, 2016 to April 29, 2016, and from May 17, 2016 to June 8, 2016.

Mr. Levitt is a director of Xebec Adsorption Inc., which filed for Companies Creditors Arrangement Act protection on September 29, 2022.

Mr. MacIntyre was a director of 2180811 Ontario Limited (“2180811”), the sole general partner of RHB Group LP (“RHB”). On January 17, 2017, RHB and 2180811 were deemed to have filed an assignment of bankruptcy under the Bankruptcy and Insolvency Act. RHB and 2180811 were majority owned by Birch Hill Equity Partners, where Mr. MacIntyre is employed.

Pre-Approval Policies and Shareholders’ Auditor Service Fees

The Bank’s Audit Committee has implemented a policy restricting the services that may be performed by the shareholders’ independent external auditor. The policy provides detailed guidance to management as to the specific services that are eligible for Audit Committee pre-approval. By law, the shareholders’ auditor may not provide certain services to the Bank or its subsidiaries.

The types of services to be performed by the shareholders’ auditor, together with the maximum amount of fees that may be paid for such services, must be annually pre-approved by the Audit Committee pursuant to the policy. The policy also provides that the Audit Committee will, on a quarterly basis, receive a year-to-date report of fees paid or payable to the shareholders’ auditor for services performed, as well as details of any proposed engagements for consideration and, if necessary pre-approval, by the Audit Committee. In making its determination regarding the services to be performed by the shareholders’ auditor, the Audit Committee considers compliance with applicable legal and regulatory requirements and guidance, and with the policy, as well as whether the provision of the services could negatively impact auditor independence. This includes considering whether the provision of the services would place the auditor in a position to audit its own work, place the auditor in an advocacy role on behalf of the Bank, or result in the auditor acting in the role of the Bank’s management.

Fees paid to EY, the Bank’s current shareholders’ independent external auditor, by category of fee for services provided during the two most recently completed fiscal years are detailed in the table below.

	Fees paid to Ernst & Young LLP
(thousands of Canadian dollars)	2023	2022
Audit Fees[1]	$43,085	$31,922
Audit-related fees[2]	5,724	3,088
Tax fees[3]	1,067	1,093
All Other fees[4]	150	132
Total Bank and Subsidiaries	$50,026	$36,235
Investment Funds[5]
– Public Funds	2,643	2,230
– Private Funds	4,749	2,677
Total Investment Funds	$7,392	$4,907
Total Fees	$57,418	$41,142

Notes:

1.

Audit fees are fees for the professional services in connection with the audit of the Bank’s financial statements including the audit of internal control over financial reporting, the audit of its subsidiaries, and other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements.

2.

Audit-related fees are fees for assurance and related services that are performed by the shareholders’ auditor. These services include: employee benefit plan audits; audit of charitable organizations; audit services for certain special purpose entities administered by the Bank; accounting and tax consultation in connection with mergers, acquisitions, divestitures and restructurings; application and general controls reviews; interpretation of accounting, tax and reporting standards; assurance services or specified procedures that are not required by statute or regulation; reports on control procedures at a service organization; translation of financial statements and reports in connection with the audit or review; and information technology advisory services.

3.

Tax fees comprise general tax planning and advice related to mergers and acquisitions and financing structures; electronic and paper-based tax knowledge publications; income and commodity tax compliance and advisory services; and transfer pricing services and customs and duties issues.

4.	All other fees include fees for benchmark studies; regulatory advisory services; and performance and process improvement services.

5.

Includes fees for professional services provided by EY for certain investment funds managed by subsidiaries of the Bank. The fees mainly relate to audit services; $630 thousand (2022 – $593 thousand) relates to tax and other services. In addition to other administrative costs, the subsidiaries are responsible for the auditors’ fees for professional services rendered in connections with the annual audits, statutory and regulatory filings, and other services for the investment funds, in return for a fixed administration fee. For certain funds, these fees are paid directly by the funds.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

A description of certain legal proceedings to which the Bank is a party is set out under the heading “Legal and Regulatory Matters” in Note 27 of the Annual Financial Statements for the year ended October 31, 2023, which note is incorporated by reference in this AIF.

Regulatory Actions

A description of legal and regulatory matters to which the Bank is a party is set out under the heading “Legal and Regulatory Matters” in Note 27 of the Annual Financial Statements for the year ended October 31, 2023, which note is incorporated by reference in this AIF.

From time to time, in the ordinary course of business, the Bank and its subsidiaries are assessed fees or fines by securities regulatory authorities in relation to administrative matters, including late filings or reporting, which may be considered penalties or sanctions pursuant to Canadian securities regulations, but which are not, individually or in the aggregate, material to the Bank. During the past financial year, the Bank paid a $4,000 late filing monetary penalty to the Ontario Securities Commission. In addition, the Bank and its subsidiaries are subject to numerous regulatory authorities around the world, and fees, administrative penalties, settlement agreements and sanctions may be categorized differently by each regulator.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of our knowledge, the Bank confirms that, as at November 29, 2023, there were no directors or executive officers of the Bank, nor any associate or affiliate of a director or executive officer of the Bank, with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Bank.

TRANSFER AGENTS AND REGISTRARS

Transfer Agent

TSX Trust Company

301-100 Adelaide Street West,

Toronto, ON M5H 4H1

Telephone: 416-682-3860 or toll-free at 1-800-387-0825 (Canada and U.S. only)

Fax: 1-888-249-6189

Email: shareholderinquiries@tmx.com

Website: www.tsxtrust.com

Co-transfer Agent and Registrar

Computershare

P.O. Box 43006

Providence, RI 02940-3006

or

150 Royall Street

Canton, MA 02021

Telephone: 1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610

Website: www.computershare.com/investor

INTERESTS OF EXPERTS

The Consolidated Financial Statements of the Bank for the year ended October 31, 2023 filed under National Instrument 51-102 – Continuous Disclosure Obligations, portions of which are incorporated by reference in this AIF, have been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, Toronto, Ontario. Ernst & Young LLP is the external auditor who prepared the Report of Independent Registered Public Accounting Firm – Opinion on the Consolidated Financial Statements, and Report of Independent Registered Public Accounting Firm – Opinion on Internal Control over Financial Reporting. Ernst & Young LLP is independent with respect to the Bank within the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario. Ernst & Young LLP is also independent with respect to the Bank within the meaning of the U.S. federal securities laws and the applicable rules and regulations thereunder adopted by the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board.

ADDITIONAL INFORMATION

Additional information concerning the Bank may be found on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Bank’s securities and options to purchase securities, in each case if applicable, is contained in the Bank’s management proxy circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Bank’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year, which at the date hereof was the year ended October 31, 2023.

Under certain Canadian bank resolution powers that came into effect on September 23, 2018 (the “bail-in regime”), the Canada Deposit Insurance Corporation (“CDIC”) may, in circumstances where the Bank has ceased, or is about to cease, to be viable, assume temporary control or ownership of the Bank and may be granted broad powers by one or more orders of the Governor in Council (Canada), including the power to sell or dispose of all or a part of the assets of the Bank, and the power to carry out or cause the Bank to carry out a transaction or a series of transactions the purpose of which is to restructure the business of the Bank. The expressed objectives of the bail-in regime include reducing government and taxpayer exposure in the unlikely event of a failure of a bank designated by OSFI as a domestic systemically important bank (“D-SIB”), reducing the likelihood of such a failure by increasing market discipline and reinforcing that bank shareholders and creditors are responsible for the D-SIBs’ risks and not taxpayers, and preserving financial stability by empowering the CDIC to quickly restore a failed D-SIB to viability and allow it to remain open and operating, even where the D-SIB has experienced severe losses. For a description of Canadian bank resolution powers and the consequent risk factors attaching to certain liabilities of the Bank, reference is made to https://www.td.com/investor-relations/ir-homepage/regulatory-disclosures/main-features-of- capital-instruments/main-features-of-capital-instruments.jsp.

Appendix “A”

Intercorporate Relationships

The following is a list of the directly or indirectly held significant subsidiaries.

SIGNIFICANT SUBSIDIARIES[1]
(millions of Canadian dollars)		October 31, 2023
North America	Address of Head or Principal Office[2]	Carrying value of shares owned by the Bank[3]
Meloche Monnex Inc.	Montreal, Québec	$ 2,350
Security National Insurance Company	Montreal, Québec
Primmum Insurance Company	Toronto, Ontario
TD Direct Insurance Inc.	Toronto, Ontario
TD General Insurance Company	Toronto, Ontario
TD Home and Auto Insurance Company	Toronto, Ontario
TD Wealth Holdings Canada Limited	Toronto, Ontario	8,114
TD Asset Management Inc.	Toronto, Ontario
GMI Servicing Inc.	Winnipeg, Manitoba
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario
TD Waterhouse Canada Inc.	Toronto, Ontario
TD Auto Finance (Canada) Inc.	Toronto, Ontario	4,027
TD Group US Holdings LLC	Wilmington, Delaware	78,167
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York
Cowen Inc.	New York, New York
Cowen Structured Holdings LLC	New York, New York
Cowen Structured Holdings Inc.	New York, New York
ATM Execution LLC	New York, New York
RCG LV Pearl, LLC	New York, New York
Cowen Financial Products LLC	New York, New York
Cowen Holdings, Inc.	New York, New York
Cowen and Company, LLC	New York, New York
Cowen CV Acquisition LLC	New York, New York
Cowen Execution Holdco LLC	New York, New York
Westminster Research Associates LLC	New York, New York
RCG Insurance Company	New York, New York
TD Prime Services LLC	New York, New York
TD Securities Automated Trading LLC	Chicago, Illinois
TD Securities (USA) LLC	New York, New York
Toronto Dominion (Texas) LLC	New York, New York
Toronto Dominion (New York) LLC	New York, New York
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York
Toronto Dominion Investments, Inc.	New York, New York
TD Bank US Holding Company	Cherry Hill, New Jersey
Epoch Investment Partners, Inc.	New York, New York
TD Bank USA, National Association	Cherry Hill, New Jersey
TD Bank, National Association	Cherry Hill, New Jersey
TD Equipment Finance, Inc.	Mt. Laurel, New Jersey
TD Private Client Wealth LLC	New York, New York
TD Public Finance LLC	New York, New York
TD Wealth Management Services Inc.	Mt. Laurel, New Jersey
TD Investment Services Inc.	Toronto, Ontario	47
TD Life Insurance Company	Toronto, Ontario	268
TD Mortgage Corporation	Toronto, Ontario	12,447
TD Pacific Mortgage Corporation	Vancouver, British Columbia
The Canada Trust Company	Toronto, Ontario
TD Securities Inc.	Toronto, Ontario	2,855
TD Vermillion Holdings Limited	Toronto, Ontario	29,891
TD Financial International Ltd.	Hamilton, Bermuda
TD Reinsurance (Barbados) Inc.	St. James, Barbados
International
Cowen Malta Holdings Limited	Bikirkara, Malta	27
Cowen Insurance Company Ltd	Bikirkara, Malta
Ramius Enterprise Luxembourg Holdco S.à.r.l.	Luxembourg, Luxembourg	227
Cowen Reinsurance S.A.	Luxembourg, Luxembourg
TD Ireland Unlimited Company	Dublin, Ireland	2,741
TD Global Finance Unlimited Company	Dublin, Ireland
TD Securities (Japan) Co. Ltd.	Tokyo, Japan	11
Toronto Dominion Australia Limited	Sydney, Australia	97
TD Bank Europe Limited	London, England	1,187
Toronto Dominion International Pte. Ltd.	Singapore, Singapore	123
Cowen International Limited	London, England
Cowen Execution Services Limited	London, England
Cowen Asia Limited	Central, Hong Kong
Cowen and Company (Asia) Limited	Central, Hong Kong
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	1,440
[1]

Unless otherwise noted, The Toronto-Dominion Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed.

[2]	Each subsidiary is incorporated or organized in the country in which its head or principal office is located.
[3]

Carrying amounts are prepared for purposes of meeting the disclosure requirements of Section 308 (3)(a)(ii) of the Bank Act (Canada). Intercompany transactions may be included herein which are eliminated for consolidated financial reporting purposes.

Appendix “B”

Description of Ratings

  Description of ratings, as disclosed by Moody’s Investors Service on its public website

Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Moody’s defines credit risk as the risk that an entity may not meet its contractual financial obligations as they come due and any estimated financial loss in the event of default or impairment. The contractual financial obligations addressed by Moody’s ratings are those that call for, without regard to enforceability, the payment of an ascertainable amount, which may vary based upon standard sources of variation (e.g., floating interest rates), by an ascertainable date. Moody’s rating addresses the issuer’s ability to obtain cash sufficient to service the obligation, and its willingness to pay. Moody’s ratings do not address non- standard sources of variation in the amount of the principal obligation (e.g., equity indexed), absent an express statement to the contrary in a press release accompanying an initial rating. Long-term ratings are assigned to issuers or obligations with an original maturity of eleven months or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. Moody’s issues ratings at the issuer level and instrument level on both the long-term scale and the short-term scale. Typically, ratings are made publicly available although private and unpublished ratings may also be assigned.

Moody’s differentiates structured finance ratings from fundamental ratings (i.e., ratings on nonfinancial corporate, financial institution, and public sector entities) on the global long-term scale by adding (sf) to all structured finance ratings. The addition of (sf) to structured finance ratings should eliminate any presumption that such ratings and fundamental ratings at the same letter grade level will behave the same. The (sf) indicator for structured finance security ratings indicates that otherwise similarly rated structured finance and fundamental securities may have different risk characteristics. Through its current methodologies, however, Moody’s aspires to achieve broad expected equivalence in structured finance and fundamental rating performance when measured over a long period of time.

Moody’s assigns ratings to long-term and short-term financial obligations. Long-term ratings are assigned to issuers or obligations with an original maturity of eleven months or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from ‘Aa’ through ‘Caa’. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a ‘(hyb)’ indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.

A global long-term rating of ‘Aa’ reflects obligations that are judged to be of high quality and are subject to very low credit risk. Obligations rated ‘A’ are judged to be upper-medium grade and are subject to low credit risk. Obligations rated ‘Baa’ are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. Global short-term ratings of ‘P-1’ (Prime-1) reflect a superior ability to repay short-term obligations.

A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. Rating outlooks fall into four categories: ‘Positive’ (POS), ‘Negative’ (NEG), ‘Stable’ (STA), and ‘Developing’

(DEV). Outlooks may be assigned at the issuer level or at the rating level. Where there is an outlook at the issuer level and the issuer has multiple ratings with differing outlooks, an “(m)” modifier to indicate multiple will be displayed and Moody’s press releases will describe and provide the rationale for these differences. A designation of ‘RUR’ (Rating(s) Under Review) is typically used when an issuer has one or more ratings under review, which overrides the outlook designation. A designation of ‘RWR’ (Rating(s) Withdrawn) indicates that an issuer has no active ratings to which an outlook is applicable. Rating outlooks are not assigned to all rated entities. In some cases, this will be indicated by the display ‘NOO’ (No Outlook).

A ‘Stable’ outlook indicates a low likelihood of a rating change over the medium term. A ‘Negative’, ‘Positive’ or ‘Developing’ outlook indicates a higher likelihood of a rating change over the medium term. A rating committee that assigns an outlook of ‘Stable’, ‘Negative’, ‘Positive’, or ‘Developing’ to an issuer’s rating is also indicating its belief that the issuer’s credit profile is consistent with the relevant rating level at that point in time.

  Description of ratings, as disclosed by S&P Global Ratings on its public website

An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long-term or short-term. Short-term issue credit ratings are generally assigned to those obligations considered short-term in the relevant market, typically with an original maturity of no more than 365 days. Short-term issue credit ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. We would typically assign a long-term issue credit rating to an obligation with an original maturity of greater than 365 days. However, the ratings we assign to certain instruments may diverge from these guidelines based on market practices.

Issue credit ratings are based, in varying degrees, on S&P Global Ratings’ analysis of the following considerations:

•	The likelihood of payment—the capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation;

•	The nature and provisions of the financial obligation, and the promise we impute; and

•

The protection afforded by, and relative position of, the financial obligation in the event of a bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

An issue rating is an assessment of default risk but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

A long-term obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong. A long-term obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong. A long-term obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation. The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A short-term obligation rated ‘A-1’ is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitments on these obligations is extremely strong.

The S&P Global Ratings Canadian preferred share rating scale serves issuers, investors, and intermediaries in the Canadian financial markets by expressing preferred share ratings (determined in accordance with global rating criteria) in terms of rating symbols that have been actively used in the Canadian market over a number of years. An S&P Global Ratings preferred share rating on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P Global Ratings. The Canadian scale rating is fully determined by the applicable global scale rating, and there are no additional analytical criteria associated with the determination of ratings on the Canadian scale. S&P Global Ratings’ practice is to present ratings on an issuer’s preferred shares on both the global rating scale and on the Canadian national scale when listing the ratings for a particular issuer. A Canadian National preferred share rating of ‘P-2’ corresponds to global scale preferred share rating of ‘BBB’.

An S&P Global Ratings outlook assesses the potential direction of a long-term credit rating over the intermediate term, which is generally up to two years for investment grade and generally up to one year for speculative grade. In determining a rating outlook, consideration is given to any changes in economic and/or fundamental business conditions. A ‘Stable’ rating outlook indicates that a rating is not likely to change.

  Description of ratings, as disclosed by Fitch on its public website

Fitch Ratings publishes credit ratings that are forward-looking opinions on the relative ability of an entity or obligation to meet financial commitments. Issuer Default Ratings (IDRs) are assigned to corporations, sovereign entities, and financial institutions, such as banks, leasing companies and insurers, and public finance entities (local and regional governments). Issue level ratings are also assigned and often include an expectation of recovery, which may be notched above or below the issuer-level rating. Issue ratings are assigned to secured and unsecured debt securities, loans, preferred stock and other instruments, Structured finance ratings are issue ratings to securities backed by receivables or other financial assets that consider the obligations’ relative vulnerability to default.

Credit ratings are indications of the likelihood of repayment in accordance with the terms of the issuance. In limited cases, Fitch may include additional considerations (i.e. rate to a higher or lower standard than that implied in the obligation’s documentation). Fitch’s credit rating scale for issuers and issues is expressed using the categories ‘AAA’ to ‘BBB’ (investment grade) and ‘BB’ to ‘D’ (speculative grade) with an additional +/– for ‘AA’ through ‘CCC’ levels, indicating relative differences of probability of default or recovery for issues. The terms “investment grade” and “speculative grade” are market conventions and do not imply any recommendation or endorsement of a specific security for investment purposes. Investment-grade categories indicate relatively low to moderate credit risk, while ratings in the speculative categories signal either a higher level of credit risk or that a default already occurred.

Credit ratings are also designated as ‘long-term’ or ‘short-term’ with different scales used. Long-term ratings use the noted ‘AAA’ to ‘D’ scale. Fitch’s rating analysis considers the long-term rating horizon, and therefore considers both near-term and long-term key rating drivers. Short-term ratings scale is ‘F1+’ through ‘F3’, ‘B’, ‘C’ and ‘D/RD’. The ‘D’ and ‘RD’ ratings are used for both long-term and short-term ratings.

Ratings of individual securities or financial obligations of a corporate issuer address relative vulnerability to default on an ordinal scale. In addition, for financial obligations in corporate finance, a measure of recovery given default on that liability is also included in the rating assessment. This notably applies to covered bonds ratings, which incorporate both an indication of the probability of default and of the recovery given a default of this debt instrument. On the contrary, Ratings of debtor-in-possession (DIP) obligations incorporate the expectation of full repayment. The relationship between the issuer scale and obligation scale assumes a generic historical average recovery. Individual obligations can be assigned ratings higher, lower, or the same as that entity’s issuer rating or IDR, based on their relative ranking, relative vulnerability to default or based on explicit Recovery Ratings. As a result, individual obligations of entities, such as corporations, are assigned ratings higher, lower, or the same as that entity’s issuer rating or IDR, except DIP obligation ratings that are not based off an IDR. At the lower end of the ratings scale, Fitch publishes explicit Recovery Ratings in many cases to complement issuer and obligation ratings. ‘AA’ (Very High Credit Quality) ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. ‘A’ (High Credit Quality) ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings. ‘BBB’ (Good Credit Quality) ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention (a long-term rating can also be used to rate an issue with short maturity). Typically, this means up to 13 months for corporate, sovereign, and structured obligations and up to 36 months for obligations in U.S. public finance markets. F1 (Highest Short-Term Credit Quality) Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

Outlooks indicate the direction a rating is likely to move over a one- to two-year period. They reflect financial or other trends that have not yet reached or been sustained the level that would cause a rating action, but which may do so if such trends continue. A Positive Rating Outlook indicates an upward trend on the rating scale. Conversely, a Negative Rating Outlook signals a negative trend on the rating scale. Positive or Negative Rating Outlooks do not imply that a rating change is inevitable, and similarly, ratings with Stable Outlooks can be raised or lowered without a prior revision to the Outlook. Occasionally, where the fundamental trend has strong, conflicting elements of both positive and negative, the Rating Outlook may be described as “Evolving.”

  Description of ratings, as disclosed by DBRS Morningstar on its public website

The DBRS Morningstar long-term credit ratings provide opinions on risk of default. DBRS Morningstar considers risk of default to be the risk that an issuer will fail to satisfy the financial obligations in accordance with the terms under which a long-term obligation has been issued. Credit ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. All rating categories from AA to CCC contain the subcategories (high) and (low). The absence of either a (high) or (low) designation indicates the credit rating is in the middle of the category. A long-term rating of ‘AA’ is of superior credit quality. The capacity for the payment of financial obligations is considered high. Credit quality differs from ‘AAA’ only to a small degree. Unlikely to be significantly vulnerable to future events. A long-term rating of ‘A’ is of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than ‘AA’. May be vulnerable to future events, but qualifying negative factors are considered manageable.

The DBRS Morningstar short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims. The ‘R-1’ and ‘R-2’ rating categories are further denoted by the subcategories ‘(high)’, ‘(middle)’, and ‘(low)’. A short-term debt rating of ‘R-1’ ‘(high)’ is the highest credit quality. The capacity for the payment of short-term financial obligations as they fall due is exceptionally high. Unlikely to be adversely affected by future events.

The DBRS Morningstar preferred share rating scale reflects an opinion on the risk that an issuer will not fulfil its obligations with respect to both dividend and principal commitments in respect of preferred shares issued in the Canadian securities market in accordance with the terms under which the relevant preferred shares have been issued. Every DBRS Morningstar rating using the preferred share rating scale is based on quantitative and qualitative considerations relevant to the issuing entity. Each rating category may be denoted by the subcategories ‘high’ and ‘low’. The absence of either a ‘high’ or ‘low’ designation indicates the rating is in the middle of the category. Preferred shares issued in the Canadian securities markets are rated using the preferred share rating scale and preferred shares issued outside of the Canadian securities markets are rated using the long-term obligations scale. Because preferred share dividends are only payable when approved, the non-payment of a preferred share dividend does not necessarily result in a ‘D’. DBRS Morningstar may also use ‘SD’ (Selective Default) in cases where only some securities are affected, such as in the case of a “distressed exchange”. Preferred shares rated ‘Pfd-2’ are generally of good credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as ‘Pfd-1’ rated companies. Generally, ‘Pfd-2’ ratings correspond with issuers with an ‘A’ category or higher reference point.

Appendix “C”

AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

OF THE TORONTO-DOMINION BANK

CHARTER

In this Charter, “Bank” means The Toronto-Dominion Bank on a consolidated basis.

    Main Responsibilities:

●	overseeing reliable, accurate and clear financial reporting to shareholders

●	overseeing the effectiveness of internal controls, including internal control over financial reporting

●	directly responsible for the selection, compensation, retention, and oversight of the work of the shareholders’ auditor – the shareholders’ auditor reports directly to the Committee

●

receiving reports from the shareholders’ auditor, chief financial officer, chief auditor, chief compliance officer, and chief anti-money laundering officer, and evaluating the effectiveness and independence of each

●	overseeing the establishment and maintenance of policies and programs reasonably designed to achieve and maintain the Bank’s compliance with the laws and regulations that apply to it

●	acting as the audit committee for certain subsidiaries of the Bank that are federally regulated financial institutions

    Independence is Key:

●	the Committee is composed entirely of independent directors

●	the Committee meets regularly without management present

●

the Committee has the authority to engage independent advisors, paid for by the Bank, to help it make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, compliance, and effectiveness of internal controls of the Bank

Composition and Independence, Financial Literacy and Authority

The Committee shall be composed of members of the Board of Directors in such number as is determined by the Board with regard to the by-laws of the Bank, applicable laws, rules and regulations, and any other relevant considerations, subject to a minimum requirement of three directors.

No member of the Committee may be an officer or retired officer of the Bank. Every member of the Committee shall be independent of the Bank within the meaning of all applicable laws, rules and regulations including those particularly applicable to audit committee members and any other relevant consideration as determined by the Board of Directors, including the Bank’s Director Independence Policy. No member of the Committee may serve on more than three public company audit committees without the consent of the Corporate Governance Committee and the Board.

The members of the Committee shall be appointed by the Board and each shall serve until his or her successor is duly appointed, unless the member resigns, is removed, or ceases to be a director. A Chair will be appointed by the Board upon recommendation of the Corporate Governance Committee, failing which the members of the Committee may designate a Chair by majority vote. The Committee may from time to time delegate to its Chair certain powers or responsibilities that the Committee itself may have hereunder.

In addition to the qualities set out in the Position Description for Directors, all members of the Committee should be financially literate or be willing and able to acquire the necessary knowledge quickly. Financially literate means the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements. At least one member of the Committee shall have a background in accounting or related financial management experience which would include any experience or background that results in the individual’s financial sophistication, including being or having been an auditor, a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

In fulfilling the responsibilities set out in this Charter, the Committee has the authority to conduct any investigation it deems appropriate to, and access any officer, employee or agent of the Bank for the purpose of fulfilling its responsibilities, including the shareholders’ auditor. The Committee may obtain advice and assistance from outside legal, accounting or other advisors as the Committee deems necessary to carry out its duties and may retain and determine the compensation to be paid by the Bank for such independent counsel or outside advisor in its sole discretion without seeking Board approval.

Committee members will enhance their familiarity with financial, accounting and other areas relevant to their responsibilities by participating in educational sessions or other opportunities for development.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Committee shall meet with the shareholders’ auditor and management quarterly to review the Bank’s financial statements consistent with the section entitled “Financial Reporting” below. The Committee shall dedicate a portion of each of its regularly scheduled quarterly meetings to meeting separately with each of the Chief Executive Officer, the Chief Financial Officer, the General Counsel, the Chief Auditor, the Chief Risk Officer, the Chief Compliance Officer, the Chief Anti-Money Laundering Officer, and the shareholders’ auditor and to meeting on its own without members of management or the shareholders’ auditor. Any member of the Committee may make a request to the Chair for a Committee meeting or any part thereof to be held without management present.

To facilitate open communication between this Committee and the Risk Committee, and where the Chair of the Risk Committee is not a member of this Committee, he or she shall have a standing invitation to attend each meeting of this Committee at his or her discretion as a non-voting observer and receive the materials for each such meeting. In addition, this Committee shall meet with the Risk Committee at least two times annually to discuss topics relevant to both Committees.

The Committee may invite to its meetings any director, member of management of the Bank or such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

Specific Duties and Responsibilities

Financial Reporting

The Committee shall be responsible for the oversight of reliable, accurate and clear financial reporting to shareholders, including reviewing and discussing the Bank’s annual and interim financial statements and management’s discussion and analysis (“MD&A”) and reviewing the shareholders’ auditor opinion on the annual financial statements and on the Bank’s internal control over financial reporting, prior to approval by the Board and release to the public, and reviewing, as appropriate, releases to the public of significant material non-public financial information of the Bank. Such review of the financial reports of the Bank shall include, when appropriate but at least annually, discussion with management, the internal audit division and the shareholders’ auditor of significant issues regarding accounting principles, practices, financial statement, and MD&A disclosures, including non-GAAP and other financial measures (e.g., Items of Note), and significant management estimates and judgments.

The Committee shall review earnings news releases and satisfy itself that adequate procedures are in place for the review of the Bank’s public disclosure of financial information extracted or derived from the Bank’s financial statements, other than the public disclosure in the Bank’s annual and interim financial statements and MD&A and must periodically assess the adequacy of those procedures.

Financial Reporting Process

The Committee shall support the Board in its oversight of the financial reporting process of the Bank including:

●	working with management, the shareholders’ auditor and the internal audit division to review the integrity of the Bank’s financial reporting processes;

●

reviewing the process relating to and the certifications of the Chief Executive Officer and the Chief Financial Officer on the integrity of the Bank’s quarterly and annual consolidated financial statements and such other periodic disclosure documents required by regulators or that may be required by law;

●	review Environmental and Social Governance (“ESG”) disclosures required to be included in financial reporting, including any such disclosures relating to climate-related matters;

●

considering the key accounting policies of the Bank and reviewing in appropriate detail the basis for significant estimates and judgments including but not limited to actuarial reserves, allowances for loan losses and other valuation allowances and discussing such matters with management and/or the shareholders’ auditor;

●	keeping abreast of trends and best practices in financial reporting including considering, as they arise, topical issues and their application to the Bank;

●

reviewing with management and the shareholders’ auditor significant accounting principles and policies and all critical accounting policies and practices used and any significant audit adjustments made;

●

considering and approving, if appropriate, substantive changes to the Bank’s accounting and financial reporting policies as suggested by management, the shareholders’ auditor, or the internal audit division;

●

establishing regular systems of reporting to the Committee by each of management, the shareholders’ auditor and the internal audit division regarding any significant judgments made in management’s preparation of the financial statements and any significant difficulties encountered during the course of the review or audit, including any restrictions on the scope of work or access to required information; and

●	reviewing tax and tax planning matters that are material to the financial statements.

The Committee’s Role in the Financial Reporting Process

The Committee oversees the financial reporting process at the Bank and receives quarterly reporting regarding the process undertaken by management. The Committee approves the scope and terms of the audit engagement and receives the results of the review by the shareholders’ auditor. The shareholders’ auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the Bank’s annual financial statements and reviews of the Bank’s quarterly financial information. Management is responsible for the Bank’s financial reporting process which includes the preparation, presentation and integrity of the Bank’s financial statements and maintenance of appropriate accounting and financial reporting principles and policies, and internal controls and procedures designed to verify compliance with accounting standards and applicable laws and regulations.

Internal Controls

The shareholders’ auditor is also responsible for planning and carrying out, in accordance with professional standards, an audit of the Bank’s internal control over financial reporting. Management is responsible for devising and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of such internal control.

The Committee shall be responsible for overseeing the establishment of the internal control framework and monitoring its effectiveness including:

●

reviewing management’s reports related to the establishment and maintenance of an adequate and effective internal control system and processes (including controls related to the prevention, identification and detection of fraud) that are designed to provide assurance in areas including reporting (financial, operational and risk), efficiency and effectiveness of operations and safeguarding assets, monitoring compliance with laws, regulations and guidance, and internal policies, including compliance with section 404 of the U.S. Sarbanes-Oxley Act and similar rules of the Canadian Securities Administrators;

◾	as part of this review, the Committee shall consider and discuss with management whether any deficiencies identified may be classified as a significant deficiency or material weakness;

●

meeting with management, the Chief Auditor and the shareholders’ auditor to assess the adequacy and effectiveness of the Bank’s internal controls, including internal control over financial reporting and controls related to the prevention, identification and detection of fraud;

●	overseeing the adequacy of governance structures and control processes for all financial instruments that are measured at fair value for financial reporting purposes;

●

receiving reports from the Risk Committee as considered necessary or desirable with respect to any issues relating to internal control policies and the effectiveness of related procedures considered by that Committee in the course of undertaking its responsibilities; and

●	reviewing reporting by the Bank to its shareholders regarding internal control over financial reporting.

Internal Audit Division

The Committee shall oversee the internal audit division of the Bank and any aspects of the internal audit function that are outsourced to a third party. The Committee shall satisfy itself that the internal audit division is sufficiently independent to perform its responsibilities. In addition, the Committee shall:

●

review and approve the annual audit plan (including the risk assessment methodology), and any significant changes thereto and satisfy itself that the plan is appropriate, risk-based and addresses all the relevant activities and significant risks over a measurable cycle;

●	review and approve the annual financial budget and resource plan, and review significant updates;

●	review and approve at least annually the Chief Auditor’s mandate and independence attestation, and the mandate of the internal audit division;

●	review key components of significant audit policies

●	confirm the appointment and dismissal of the Chief Auditor;

●	annually convey its view of the performance of the Chief Auditor to the Chief Executive Officer as input into the compensation approval process;

●	at least annually assess the effectiveness and operational adequacy of the internal audit division;

●

review the results of the independent quality assurance review report on the internal audit division conducted on a five-year cycle, including information on the qualifications and independence of the assessor(s) and any potential conflict of interest;

●

review and discuss regular reports prepared by the Chief Auditor, including internal control over financial reporting and all other information outlined in regulatory guidance, together with management’s response and follow-up on outstanding findings, and proactively consider thematic findings across the Bank;

●

provide a forum for the Chief Auditor to have unfettered access to the Committee to raise any non-conformance with the Audit Code of Ethics or the International Standards for the Professional Practice of Auditing that impacts the overall scope or operation of the Audit Division, organizational or industry issues or issues with respect to the relationship and interaction between the internal audit division, management, the shareholders’ auditor and/or regulators; and

●

oversee remediation of deficiencies identified by supervisory authorities related to the internal audit division within an appropriate time frame and to receive reports on progress of necessary corrective actions.

Oversight of Shareholders’ Auditor

The Committee shall annually review and evaluate the performance, qualifications, skills, resources (amount and type), and independence of the shareholders’ auditor and recommend to the Board for recommendation to the shareholders, the appointment of the shareholders’ auditor. The Committee shall be responsible for approving the auditor’s remuneration and shall satisfy itself that the level of audit fees is commensurate with the scope of work to obtain a quality audit. The Committee shall also make recommendations to the Board for approval regarding, if appropriate, termination of the shareholders’ auditor. The shareholders’ auditor shall be accountable to the Committee and the entire Board, as representatives of the shareholders, for its review of the financial statements and controls of the Bank. In addition, the Committee shall:

●

review and approve the annual audit plans and engagement letters of the shareholders’ auditor and satisfy itself that the plans are appropriate, risk-based and address all the relevant activities over a measurable cycle;

●

at least annually, review the shareholders’ auditor’s processes for assuring the quality of their audit services including ensuring their independence and any other matters that may affect the audit firm’s ability to serve as shareholders’ auditor;

●

discuss those matters that are required to be communicated by the shareholders’ auditor to the Committee in accordance with the standards established by the Chartered Professional Accountants of Canada and the Public Company Accounting Oversight Board (“PCAOB”) and the requirements of the Bank Act (Canada) and of the Bank’s regulators, including its primary regulator OSFI, as such matters are applicable to the Bank from time to time;

●

review with the shareholders’ auditor any issues that may be brought forward by it, including any audit problems or difficulties, such as restrictions on its audit activities or access to requested information, and management’s responses;

●	request management to take the necessary corrective actions to address any findings and recommendations of the shareholders’ auditor in a timely manner;

●	review with the shareholders’ auditor concerns, if any, about the quality, not just acceptability, of the Bank’s accounting principles and policies as applied in its financial reporting;

●	provide a forum for management and the internal and/or shareholders’ auditor to raise issues regarding their relationship and interaction. To the extent disagreements regarding financial reporting are not resolved, be responsible for the resolution of such disagreements between management and the internal and/or shareholders’ auditor;

●

at least annually, review and evaluate the qualifications, performance and independence of the lead, and other key senior partners of the shareholders’ auditor, monitor the rotation timing and, as required upon rotation of the lead and other key senior partners, assess the qualifications of the shareholders’ auditor’s proposed new lead and other key senior partners and obtain confirmation from the shareholders’ auditor of compliance with the requirements for the qualifications for auditors pursuant to the Bank Act (Canada), and guidance by other applicable regulators;

●	at least every five years, conduct a periodic comprehensive review of the shareholders’ auditor; and

●

annually review and discuss the Canadian Public Accountability Board’s (“CPAB”) and PCAOB’s public reports with the shareholders’ auditor and, as necessary, discuss any CPAB and/or PCAOB findings specific to the inspection of the Bank’s audit.

Independence of Shareholders’ Auditor

The Committee shall monitor and assess the independence of the shareholders’ auditor through various mechanisms, including:

●

reviewing and approving (or recommending to the Board for approval) the audit engagement terms and fees and other legally permissible services to be performed by the shareholders’ auditor for the Bank, with such approval to be given either specifically or pursuant to pre-approval procedures adopted by the Committee;

●

receiving from the shareholders’ auditor, at least annually, a formal written statement confirming independence and delineating all relationships between the shareholders’ auditor and the Bank consistent with the rules of professional conduct of the Canadian provincial chartered accountants’ institutes or other regulatory bodies, as applicable;

●

reviewing and discussing with the Board and the shareholders’ auditor, annually and otherwise as necessary, any relationships or services between the shareholders’ auditor and the Bank or any factors that may impact the objectivity and independence of the shareholders’ auditor;

●	reviewing, approving and monitoring policies and procedures for the employment of past or present partners, or employees of the shareholders’ auditor as required by applicable laws; and

●

reviewing, approving and monitoring other policies and procedures put in place to facilitate auditor independence, such as the criteria for tendering the shareholders’ auditor contract and the rotation of members of the audit engagement team, as applicable.

Finance Department

The Committee shall oversee the Finance Department of the Bank, including:

●	reviewing and approving the mandate of the Finance Department and the mandate of the Chief Financial Officer at least annually;

●	reviewing and approving, at least annually, the Finance Department budget and resource plan, including receiving reports from management on resource adequacy;

●	annually assessing the effectiveness of the Finance Department;

●	periodically reviewing the results of a benchmarking of the Finance Department conducted with the assistance of an independent third party;

●	annually conveying its view of the performance of the Chief Financial Officer to the Chief Executive Officer as input into the compensation approval process;

●	confirming the appointment and dismissal of the Chief Financial Officer; and

●

providing a forum for the Chief Financial Officer to have unfettered access to the Committee to raise any financial reporting issues or issues with respect to the relationship and interaction among the Finance Department, management, the shareholders’ auditor and/or regulators.

Compliance

The Committee shall oversee the establishment and maintenance of policies and programs reasonably designed to achieve and maintain the Bank’s compliance with the laws and regulations that apply to it, including:

●

establishing and maintaining procedures in accordance with regulatory requirements for the receipt, retention and treatment of confidential, anonymous submissions of concerns regarding questionable accounting, internal accounting controls or auditing matters, and receiving reports on such complaints and submissions as required under the applicable policy; and

●	reviewing professional pronouncements and changes to key regulatory requirements relating to accounting rules to the extent they apply to the financial reporting process of the Bank.

Global Compliance Department

The Committee shall oversee the Global Compliance Department of the Bank and the execution of its mandate and shall satisfy itself that the Global Compliance Department is sufficiently independent to perform its responsibilities. In addition, the Committee shall:

●	review and approve its annual plan, including its budget and resources, and any significant changes to the annual plan;

●	annually review and approve the mandate of the Global Compliance Department and the mandate of the Chief Compliance Officer;

●	at least annually assess the effectiveness of the Global Compliance Department;

●	periodically review the results of a benchmarking of the Global Compliance Department conducted with the assistance of an independent third party;

●	confirm the appointment and dismissal of the Chief Compliance Officer;

●	annually convey its view of the performance of the Chief Compliance Officer to the Chief Executive Officer as input into the compensation approval process;

●	review with management the Bank’s compliance with applicable regulatory requirements and the Regulatory Compliance Management (“RCM”) Program;

●	semi-annually receive reports from the Global Compliance Department on Compliance with Canadian Consumer Protection Requirements as Supervised by the Financial Consumer Agency of Canada (“FCAC”);

●

regularly review and discuss reports prepared by the Chief Compliance Officer for the Committee, including with regard to reports by regulators and supervisory authorities related to the Global Compliance Department, the Bank’s RCM program or the Bank’s compliance or non-compliance with applicable laws and regulations and follow-up on any outstanding issues including proactive consideration of whether deficiencies in one area may be present in other areas;

●

at least annually review the assessment by the Chief Compliance Officer on the adequacy of, adherence to and effectiveness of the Bank’s day-to-day RCM controls, as well as the Opinion of the Chief Compliance Officer as to whether the RCM Program and controls are sufficiently robust to achieve compliance with the applicable enterprise-wide regulatory requirements; and

●

provide a forum for the Chief Compliance Officer to have unfettered access to the Committee to raise any compliance issues or concerns with respect to the relationship and interaction among the Global Compliance Department, management and/or regulators.

Anti-Money Laundering (“AML”) / Anti-Terrorist Financing (“ATF”)

The Committee shall oversee and monitor the establishment, maintenance and ongoing effectiveness of the Anti-Money Laundering / Anti-Terrorist Financing / Economic Sanctions / Anti-Bribery and Anti-Corruption Program (“AML Program”) that is designed so that the Bank is in compliance with the laws and regulations that apply to it as well as its own policies, including:

●	reviewing with management the Bank’s compliance with applicable regulatory requirements;

●

reviewing an annual report from the Chief Anti-Money Laundering Officer regarding the assessment of the effectiveness of the AML Program, and following up with management on the status of recommendations and suggestions, as appropriate; and

●	reviewing the opinion of the Chief Auditor on the effectiveness of the AML Program every two years and following up with management on the status of recommendations and suggestions, as appropriate.

Global Anti-Money Laundering Department

The Committee shall oversee the Global Anti-Money Laundering Department of the Bank and the execution of its mandate and shall satisfy itself that the Global AML Department is sufficiently independent to perform its responsibilities. In addition, the Committee shall:

●	review and approve the Global AML Department’s annual plan, including its budget and resources, and any significant changes to the annual plan;

●	consider and approve the AML Program Framework, including Enterprise AML and Sanctions policies;

●	at least annually assess the effectiveness of the Global AML Department;

●	review the results of an independent effectiveness review of the AML Program conducted periodically;

●	periodically review the results of a benchmarking of the Global AML Department conducted with the assistance of an independent third party;

●	annually review and approve the mandate of the Global AML Department and the mandate of the Chief Anti-Money Laundering Officer;

●	confirm the appointment and dismissal of the Chief Anti-Money Laundering Officer;

●	annually convey its view of the performance of the Chief Anti-Money Laundering Officer to the Chief Executive Officer as input into the compensation approval process;

●

regularly review and discuss reports prepared by the Chief Anti-Money Laundering Officer for the Committee, including with regard to reports by supervisory authorities related to the AML Program, on the Bank’s compliance or non-compliance with applicable laws and regulations and on the design and operation of the AML Program, the adequacy of resources (people, systems and budget), and any recommendations thereto, and follow-up on any outstanding issues including proactive consideration of whether deficiencies in one area may be present in other areas; and

●

provide a forum for the Chief Anti-Money Laundering Officer to have unfettered access to the Committee to raise any compliance issues or issues with respect to the relationship and interaction among the Global AML Department, management and/or regulators.

General

The Committee shall have the following additional general duties and responsibilities:

●

acting as the audit committee for certain Canadian subsidiaries of the Bank that are federally-regulated financial institutions, including meeting on an annual basis, without management present, with the appointed actuaries of the applicable subsidiaries of the Bank that are federally-regulated financial institutions;

●

reviewing with the Bank’s General Counsel any legal matter arising from litigation, asserted claims or regulatory non-compliance that could have a material impact on the Bank’s financial condition and provide a forum for the General Counsel to have unfettered access to the Committee to raise any legal issues;

●	performing such other functions and tasks as may be mandated by regulatory requirements applicable to audit committees or delegated by the Board;

●	conducting an annual evaluation of the Committee to assess its contribution and effectiveness in fulfilling its mandate;

●

review and assess the adequacy of this Charter at least annually and submit this Charter to the Corporate Governance Committee for review and recommendation to the Board for approval; noting that changes considered administrative by the Chair of the Committee and the Board Chair can be reviewed and approved by the Corporate Governance Committee throughout the year and aggregated once per year for review and concurrence by the Board;

●	maintaining minutes or other records of meetings and activities of the Committee; and

●	reporting to the Board on material matters arising at Audit Committee meetings following each meeting of the Committee and reporting as required to the Risk Committee on issues of relevance to it.

Posted: February 2023